Exhibit 99.2

INTEC PHARMA LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

(UNAUDITED)

SEPTEMBER 30, 2018

INTEC PHARMA LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

(UNAUDITED)

SEPTEMBER 30, 2018

INTEC PHARMA LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Unaudited)

	December 31, 2017	September 30, 2018
	U.S. dollars in thousands
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	53,324	52,733
Financial assets at fair value through profit or loss	1,825	1,722
Restricted bank deposits	69	149
Other receivables	1,125	2,104
TOTAL CURRENT ASSETS	56,343	56,708

NON-CURRENT ASSETS:
Other assets	—	2,694
Property and equipment	8,206	12,097
TOTAL NON-CURRENT ASSETS	8,206	14,791

TOTAL ASSETS	64,549	71,499

Liabilities and equity
CURRENT LIABILITIES -
Accounts payable and accruals:
Trade	1,854	1,742
Other	3,893	4,413
TOTAL CURRENT LIABILITIES	5,747	6,155

NON-CURRENT LIABILITIES - COMMITMENTS AND CONTINGENT LIABILITIES

EQUITY:
Ordinary shares	727	727
Share premium	148,968	183,998
Currency translation differences	(378)	(378)
Accumulated deficit	(90,515)	(119,003)
TOTAL EQUITY	58,802	65,344
TOTAL LIABILITIES AND EQUITY	64,549	71,499

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

INTEC PHARMA LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited)

	Three months ended September 30		Nine months ended September 30
	2017	2018	2017	2018
	U.S. dollars in thousands
RESEARCH AND DEVELOPMENT EXPENSES	(5,888)	(7,901)	(15,426)	(25,639)
LESS - PARTICIPATION IN RESEARCH AND DEVELOPMENT EXPENSES	—	92	—	550
RESEARCH AND DEVELOPMENT EXPENSES, net	(5,888)	(7,809)	(15,426)	(25,089)
GENERAL AND ADMINISTRATIVE EXPENSES	(1,480)	(1,696)	(3,566)	(5,800)
OTHER GAINS (LOSSES), net	(5)	13	166	(141)
OPERATING LOSS	(7,373)	(9,492)	(18,826)	(31,030)
FINANCIAL INCOME	29	254	209	643
FINANCIAL EXPENSES	(308)	(104)	(240)	(507)
FINANCIAL INCOME (EXPENSES), net	(279)	150	(31)	136
LOSS BEFORE TAXES ON INCOME	(7,652)	(9,342)	(18,857)	(30,894)
TAXES ON INCOME	—	164	—	(46)
LOSS AND COMPREHENSIVE LOSS	(7,652)	(9,178)	(18,857)	(30,940)
$
BASIC AND DILUTED LOSS PER ORDINARY SHARE	(0.40)	(0.28)	(1.27)	(1.01)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

INTEC PHARMA LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(Unaudited)

	Ordinary shares
	Number of shares	Issued and paid-up share capital	Share premium	Currency translation differences	Accumulated deficit	Total
		U.S. dollars in thousands
BALANCE AT JANUARY 1, 2017	11,448,191	727	84,980	(378)	(62,625)	22,704
CHANGES IN THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2017:
Proceeds from issuance of shares, net of issuance costs	14,514,138	—	63,131	—	—	63,131
Exercise of warrants as part of an investment agreement	102,058	—	812	—	—	812
Share-based compensation	—	—	—	—	914	914
Exercise of options by employees	5,064	—	19	—	—	19
Comprehensive loss	—	—	—	—	(18,857)	(18,857)
BALANCE AT SEPTEMBER 30, 2017	26,069,451	727	148,942	(378)	(80,568)	68,723

BALANCE AT JANUARY 1, 2018	26,075,770	727	148,968	(378)	(90,515)	58,802
CHANGES IN THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2018:
Proceeds of issuance shares, net of issuance costs	7,150,000	—	35,029	—	—	35,029
Share-based compensation	—	—	—	—	2,452	2,452
Exercise of options by employees	218	—	1	—	—	1
Comprehensive loss	—	—	—	—	(30,940)	(30,940)
BALANCE AT SEPTEMBER 30, 2018	33,225,988	727	183,998	(378)	(119,003)	65,344

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

(Continued) - 1

INTEC PHARMA LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Unaudited)

	Nine months ended September 30
	2017	2018
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Comprehensive loss	(18,857)	(30,940)
Adjustments to reconcile loss and comprehensive loss to net cash used in operating activities (see appendix A)	3,897	(9)
Net cash used in operating activities	(14,960)	(30,949)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(2,447)	(2,632)
Investments in other assets	—	(2,450)
Proceeds from disposal (acquisition) of financial assets at fair value through profit or loss, net	254	(38)
Changes in restricted bank deposits, net	—	(85)
Proceeds from sale of property and equipment	7	—
Net cash used in investing activities	(2,186)	(5,205)
CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of shares, net of issuance costs	63,131	35,029
Exercise of warrants as part of an investment agreement	531	—
Exercise of options by employees	19	1
Net cash provided by financing activities	63,681	35,030
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	46,535	(1,124)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	16,376	53,324
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	66	533
CASH AND CASH EQUIVALENTS - END OF PERIOD	62,977	52,733

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

(Concluded) - 2

INTEC PHARMA LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Unaudited)

	Nine months ended September 30
	2017	2018
	U.S. dollars in thousands
APPENDIX A:
Adjustments to reconcile loss and comprehensive loss to net cash used in operating activities:
Income and expenses not involving cash flows:
Depreciation	613	639
Changes in the fair value of derivative financial instruments	184	—
Exchange differences on cash and cash equivalents	(66)	(533)
Exchange differences on restricted deposits	(6)	5
Losses (gains) on financial assets at fair value through profit or loss	(168)	141
Loss on sale of property and equipment	2	—
Share-based compensation	914	2,452
	1,473	2,704
Changes in operating asset and liability items:
Decrease (increase) in other receivables	1,051	(979)
Increase (decrease) in accounts payable and accruals	1,373	(1,734)
	2,424	(2,713)
	3,897	(9)
APPENDIX B:
Information regarding investment and financing activities not involving cash flows:
Liability with respect to property purchase	30	1,898
Liability with respect to other assets	—	244
Settlement of liability in respect to derivative financial instrument to equity	281	—
Supplementary information to the statement of cash flows:
Taxes paid	—	31
Interest received	99	522

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

INTEC PHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

NOTE 1 - GENERAL:

a.	General:

1)	Intec Pharma Ltd. (“Intec”) is engaged in the development of proprietary technology, which enables the gastric retention of certain drugs. The technology is intended to significantly improve the efficiency of the drugs and substantially reduce their side-effects or the effective doses.

Intec is a limited liability public company incorporated and domiciled in Israel. The registered address of its offices is 12 Hartom St., Jerusalem, Israel

Intec’s ordinary shares are traded on the Nasdaq Capital Market (“NASDAQ”). Intec’s ordinary shares delisted from the Tel-Aviv Stock Exchange Ltd. in August 2018.

In September 2017, Intec incorporated a wholly-owned subsidiary in the United States of America in the State of Delaware – Intec Pharma Inc. (the “Subsidiary”). The Subsidiary was incorporated mainly to provide Intec executive and management services, including business development, medical affairs and investor relationship activities outside of Israel.

2)	Intec together with its Subsidiary (the “Company”) engage in research and development activities and as a group have not yet generated revenues from their operations. Accordingly, there is no assurance that the Company’s operations will generate positive cash flows. As of September 30, 2018, the cumulative losses of the Company were approximately $119.0 million. Management expects that the Company will continue to incur losses from its operations, which will result in negative cash flows from operating activities. The Company’s management estimates that its current cash resources, will allow the Company to complete its Phase III clinical trial for AP-CD/LD. However, management estimates that further fund raising will be required in order for the Company to complete the research and development of all of its product candidates including the manufacturing activities of the AP-CD/LD in the foreseeable future. As a result, there is substantial doubt about the Company’s ability to continue as a going concern.

The Company plans to fund its future operations through submissions of applications for grants from private funds, license agreements with third parties and raising capital from the public and/or private investors and/or institutional investors. There is no assurance, however, that the Company will be successful in obtaining the level of financing needed for its operations and the research and development of its product candidates. If the Company is unsuccessful in securing sufficient financing, it may need to make the necessary changes to its operations to reduce the level of expenditures in line with available resources.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

3)	On April 13, 2018, the Company completed an underwritten public offering of its ordinary shares. The Company raised, together with the partial exercise of the underwriters’ over-allotment option, a total of approximately $35.0 million (net of underwriting discounts, commissions and other offering expenses in the amount of $2.5 million). For more details see note 6(a).

b.	Approval of consolidated financial statements

These condensed consolidated interim financial statements were approved by the Board of Directors on November 8, 2018.

INTEC PHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

(Unaudited)

NOTE 2 - BASIS OF PREPARATION

The Company’s condensed consolidated interim financial statements as of September 30, 2018 and for the three and nine months then ended (the “condensed consolidated interim financial statements”) have been prepared in accordance with International Accounting Standard IAS 34, “Interim Financial Reporting”. These condensed interim consolidated financial statements, which are unaudited, do not include all disclosures necessary for a complete statement of financial position, results of operations, and cash flow in conformity with International Financial Reporting Standards (“IFRS”). The condensed consolidated interim financial statements should be read in conjunction with the annual financial statements as of December 31, 2017 and for the year then ended and their accompanying notes, which have been prepared in accordance with IFRS as published by the International Accounting Standards Board. The results of operations for the three and nine months ended September 30, 2018 are not necessarily indicative of the results that may be expected for the entire fiscal year or for any other interim period.

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES:

a.	The accounting policies and calculation methods applied in the preparation of the condensed consolidated interim financial statements are consistent with those applied in the preparation of the annual financial statements as of December 31, 2017 and for the year then ended, except for the adoption of International Financial Reporting Standard No. 9 “Financial Instruments”, effective from January 1, 2018, which did not have a material effect on the Company’s financial statements.

b.	International Financial Reporting Standard No. 16 “Leases” is effective for periods beginning on or after January 1, 2019. The Company currently anticipates that the adoption will result in an increase in assets and liabilities on our consolidated statements of financial position and will not have a material impact on our consolidated statements of comprehensive loss or consolidated statements of cash flows.

NOTE 4 - CRITICAL ACCOUNTING ESTIMATES

As part of the preparation of the condensed consolidated interim financial statements, Company management is required to make estimates that affect the value of assets, liabilities, income, expenses and certain disclosures included in the Company’s condensed consolidated interim financial statements. By their very nature, such estimates are subjective and complex and consequently may differ from actual results.

The critical accounting estimates applied in the preparation of the condensed consolidated interim financial statements are consistent with those applied in the preparation of the annual financial statements as of December 31, 2017.

NOTE 5 - FINANCIAL INSTRUMENTS:

a.	As of September 30, 2018 and as of December 31, 2017, the Company holds financial assets at fair value through profit and loss in an amount of approximately $1.7 million and $1.8 million, respectively, which are included in Level 1.

b.	The fair value of restricted bank deposits, other receivables and other payables which constitute financial assets and financial liabilities, approximates their carrying amount.

INTEC PHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

(Unaudited)

NOTE 6 - EQUITY:

a.	Changes in share capital:

On April 13, 2018, the Company completed an underwritten public offering of its ordinary shares pursuant to which the Company issued 6,750,000 ordinary shares with no par value at a price of $5.25 per ordinary share. On May 10, 2018, the underwriters partially exercised their over-allotment option and purchased 400,000 additional ordinary shares. The total net proceeds were approximately $35.0 million, after deducting underwriting discounts, commissions and other offering expenses.

b.	Share-based payment to employees:

1)	The following are the grants of options to employees:

Date of grant	Number of options granted	Exercise price per option (USD)	Fair value on grant date- USD in thousands	Expiration date
January 2018	135,000	5.19	389	January 2025
February 2018	865,000	6.10 - 6.67	2,089	February 2025
March 2018	75,000	6.40 - 6.45	209	March 2025
June 2018	220,000	4.44	387	June 2025

Vesting conditions of all of the above options are service conditions and the options will vest over a three-year period, with one third of the options vesting at the end of the first year from the date of grant, and the remaining vesting in eight equal quarterly tranches, subsequent to the first year from the grant date.

Each one option is exercisable into one ordinary share.

The fair value of all of the options was calculated using the Black-Scholes options pricing model, and based on the following assumptions:

Date of grant	Share price on date of grant- in USD	Expected dividend	Expected volatility	Risk free interest*	Expected term
January 2018	6.05	None	46.32%	2.3%	5 years
February 2018	5.70 - 6.10	None	45.87% - 46.47%	2.5% - 2.7%	5 years
March 2018	6.40 - 6.45	None	46.03%	2.6%	5 years
June 2018	4.20	None	46.15%	2.7%	5 years

* The risk-free interest rate was determined on the basis of the yield rates to maturity of unlinked government bonds bearing a fixed interest rate, whose maturity dates correspond to the expected exercise dates of the options.

2)	During the nine-month period ended September 30, 2018, options to purchase 59,482 ordinary shares granted to employees were forfeited or expired.

INTEC PHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

(Unaudited)

NOTE 7 - COMMITMENTS AND CONTINGENT LIABILITIES:

a.	In April 2017, the Company engaged with an international manufacturer for ordering a large scale automated production line for manufacturing Accordion Pills in the amount of approximately €7.5 million. The order covers engineering, manufacture and assembly of the automated production line. As of September 30, 2018, the Company had transferred payments of €5.25 million (approximately $6.2 million), of which €1.5 million (approximately $1.8 million) was paid during the nine-month period ended September 30, 2018, and recognized a liability in an additional amount of €1.6 million (approximately $1.9 million).

b.	In January 2018, the Company entered into a Feasibility and Option Agreement with Novartis Pharmaceuticals to explore using the Accordion Pill platform for a proprietary Novartis compound. Under the agreement and the research plan, the Company’s activities will be funded by Novartis subject to the achievement of agreed milestones.

c.	In March 2018, the Company entered into a Term Sheet for Manufacturing Services with an international manufacturer (the “Manufacturer”) for the manufacture of AP-CD/LD. Under the Term Sheet, the Company will bear the costs incurred by the Manufacturer to acquire the production equipment for AP-CD/LD (“Equipment”) in the amount of approximately €7.0 million, however such amount will later be reimbursed to the Company by the Manufacturer in the form of a reduction in the purchase price of the AP-CD/LD product. As of September 30, 2018, the Company has recognized the Equipment as non-current other assets in total amount of approximately €2.3 million (approximately $2.7 million). As of that date, the Company had transferred payments of approximately €2.1 million (approximately $2.5 million) in costs of the Equipment and recognized a liability in an additional amount of approximately €210,000 (approximately $244,000).

The Term Sheet contains several termination rights which are expected to be included in a definitive manufacturing and supply agreement. According to the Term Sheet, upon early termination, the Manufacturer has the right to purchase the Equipment from the Company.

INTEC PHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

(Unaudited)

NOTE 8 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES:

Key management includes members of the Board of Directors and the Chief Executive Officer.

a.        Transactions with related parties:

	Three months ended September 30		Nine months ended September 30
	2017	2018	2017	2018
	U.S. dollars in thousands
Key management compensation expenses:
Salaries and short-term employee benefits	453	240	795	662
Long term employment benefits	12	—	34	—
Share-based compensation expenses	193	225	574	638
	658	465	1,403	1,300

b.       Balances with related parties:

	December 31, 2017	September 30, 2018
	U.S. dollars in thousands
Statements of financial position items -
current liabilities - Accounts payable and accruals - other	190	121